Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – February 13, 2014
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION ANNOUNCES 2014 FIRST QUARTER DIVIDEND AND 2013 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) ("Precision" or the "Corporation") has declared a first quarter dividend on Precision’s common shares of $0.06 per share, payable on March 14, 2014, to shareholders of record on February 27, 2014.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as "eligible dividends", unless otherwise indicated by the Corporation.

Net earnings this quarter were $68 million, or $0.24 per diluted share, compared to a net loss of $116 million, or $0.42 per diluted share, in the fourth quarter of 2012.  In the fourth quarter of 2012, we recognized charges associated with asset decommissioning and a goodwill impairment that, combined, reduced net earnings by $179 million and net earnings per diluted share by $0.63.

Revenue this quarter was $567 million, or 6% higher than the fourth quarter of 2012, mainly because of higher international and U.S. drilling activity and higher pricing in Canadian contract drilling partially offset by lower turnkey activity in the United States.

Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization ("adjusted EBITDA") this quarter were $198 million or 12% higher than the fourth quarter of 2012.  Our adjusted EBITDA margin was 35% this quarter, compared to 33% in the fourth quarter of 2012.  The increase in adjusted EBITDA margin was mainly due to increases in international and U.S. contract drilling activity and lower costs in U.S. contract drilling.  Our activity for the quarter, as measured by drilling rig utilization days, increased 3% in the United States and 43% internationally, and decreased 1% in Canada compared to the fourth quarter of 2012.

For the year ended December 31, 2013, net earnings were $191 million or $0.66 per diluted share compared to net earnings of $52 million or $0.18 per diluted share in 2012.  Revenue for the year was $2,030 million compared to $2,041 million in 2012.  Adjusted EBITDA totaled $639 million for 2013 compared to $671 million in 2012, a decrease of 5%.  Improved pricing in Canada and increased activity internationally were offset by lower activity levels in both the Contract Drilling and Completion and Production Services segments.  Activity for Precision in 2013, as measured by drilling rig utilization days, decreased 6% in Canada and 13% in the United States compared to 2012, while international activity increased 70%.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  “Precision’s fourth quarter financial performance was a result of strengthening demand for our Tier 1 rigs, continued improvement in day-rates and excellent cost control by our drilling groups.  Precision’s High Performance, High Value strategy and our position as a preeminent driller for North America’s unconventional resources is beginning to deliver the financial returns we expect.”

“In the United States our activity bottomed in the second quarter at 77 rigs and today we are operating 95 rigs and our fourth quarter results reflect strengthening dayrates and margins.  Our customers clearly recognize the efficiency and performance of Precision’s Tier 1 rig fleet and we are pleased to see this value realized in our results.”

“In our Canadian operations, Precision’s focused investments are providing strong returns from new build and upgraded rigs for deeper unconventional drilling and pad drilling for heavy oil.  These opportunities provide higher long-term returns compared to managing our business to meet short-term utilization targets.  Fourth quarter activity was slightly lower than 2012, but Precision’s increasing share of the Tier 1 market is driving dayrates, which continue to trend upwards with nearly a $1,000 per day increase year over year.”

“The fourth quarter was the first time our international drilling division delivered results from as many as 12 rigs active, with modest startup expense drag, contributing to our results at a more normal run rate.  We are optimistic about this division’s performance in 2014 with the two ST-3000 rig deployments in Kuwait later this year.  Additionally, the recent integrated project management awards could lead to several more rigs in Mexico for Precision.”

“While our Completion and Production Services group continues to be challenged by low customer demand, I am pleased with our move into the northern U.S. during 2013.  This geographic expansion leveraged our core completion and production  capabilities, diversified our footprint, and continues to provide the opportunity to create value for a larger customer base.”

 “While 2013 may be seen as disappointing in some respects, as customer demand and activity waned for the first half of the year, the momentum that began to build in our third quarter and gained real traction for Precision in the fourth quarter, sets up a strong start to 2014. The consistently firm oil prices and the weather-driven improved natural gas prices should prove to be positive short-term catalysts.  Furthermore, crude transportation debottlenecking and the potential for natural gas exports are encouraging long-term catalysts for Precision.”

“With today’s dividend announcement, Precision will have declared $89 million in dividend payments to shareholders in the past 14 months,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights
	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	566,909	533,948	6.2	2,029,977	2,040,741	(0.5)
Adjusted EBITDA(1)	197,744	177,026	11.7	638,833	670,792	(4.8)
Adjusted EBITDA % of revenue	34.9%	33.2%		31.5%	32.9%
Net earnings (loss)	67,921	(116,339)	n/m	191,150	52,360	265.1
Cash provided by operations	94,452	136,317	(30.7)	428,086	635,286	(32.6)
Funds provided by operations(1)	155,816	142,576	9.3	461,973	598,812	(22.9)
Capital spending:
Expansion	53,734	123,063	(56.3)	282,145	596,194	(52.7)
Upgrade	29,926	22,706	31.8	141,132	130,094	8.5
Maintenance and infrastructure	39,382	40,881	(3.7)	112,527	141,769	(20.6)
Proceeds on sale	(3,351)	(17,603)	(81.0)	(13,372)	(31,423)	(57.4)
Net capital spending	119,691	169,047	(29.2)	522,432	836,634	(37.6)

Net earnings (loss) - per share ($):
Basic	0.24	(0.42)	n/m	0.69	0.19	263.2
Diluted	0.24	(0.42)	n/m	0.66	0.18	266.7
Dividend paid per share ($)	0.06	0.05	20.0	0.21	0.05	320.0
(1)	Adjusted EBITDA and funds provided by operations are additional GAAP measures. See “ADDITIONAL GAAP MEASURES”.
n/m – calculation not meaningful

Operating Highlights
	Three months ended December 31,			Year ended December 31,
	2013	2012	% Change	2013	2012	% Change
Contract drilling rig fleet	327	321	1.9	327	321	1.9
Drilling rig utilization days:
Canada	8,201	8,242	(0.5)	30,530	32,352	(5.6)
United States	8,258	8,014	3.0	30,268	34,597	(12.5)
International	1,052	736	42.9	3,555	2,086	70.4
Service rig fleet	222	214	3.7	222	214	3.7
Service rig operating hours	71,981	77,234	(6.8)	283,576	294,681	(3.8)

Financial Position
(Stated in thousands of Canadian dollars, except ratio)	December 31, 2013	December 31, 2012
Working capital	305,783	278,021
Long-term debt(1)	1,323,268	1,218,796
Total long-term financial liabilities	1,355,535	1,245,290
Total assets	4,579,123	4,300,263
Long-term debt to long-term debt plus equity ratio(1)	0.36	0.36
(1)	Net of unamortized debt issue costs.

Revenue in the fourth quarter of this year was $33 million higher than in 2012 mainly because of higher international and U.S. drilling activity and higher pricing in Canadian contract drilling partially offset by lower turnkey activity in the United States  In addition, activity levels in our Completion and Production Services segment were higher in the United States and lower in Canada.  Compared to the fourth quarter of 2012, revenue from our Contract Drilling Services segment increased 7% while revenue in our Completion and Production Services segment remained consistent.

Adjusted EBITDA margin (adjusted EBITDA as a percentage of revenue) was 35% this quarter, compared to 33% in the fourth quarter of 2012.  The increase in adjusted EBIDTA margin was mainly due to improved profitability in international and U.S. contract drilling operations, and new build and upgraded rigs that we have deployed over the past few years offset by weaker demand for our completion and production services.  Our portfolio of term customer contracts, a highly variable operating cost structure and economies achieved through vertical integration of our supply chain all support the sustainability of our adjusted EBITDA margins.

Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development.  We work toward that vision by defining and measuring our results against strategic priorities.  Our 2014 priorities are to:

1.
Continue to execute our High Performance, High Value strategy. Invest in Precision’s physical and human capital infrastructure to advance field level professional development, provide industry leading service to customers and demand safe operations. Continue to measure and benchmark performance with a view to exceed the high standards we set.

2.	Leverage our scale in operations. Utilize established systems to promote consistent and reliable service and to reduce operating costs across all geographies and service lines.

3.
Seize the growth opportunities in front of us.  Deliver new build and upgraded rigs to customer contracts, expand international activity in existing theatres of operation and grow our Canadian LNG drilling leadership position.  Be a recognized leader in the integrated directional drilling transformation.  Grow U.S. presence in Completion and Production Services segments.

4.	Increase returns for our investors.

For the fourth quarter of 2013, the average West Texas Intermediate price of oil was down slightly from the 2013 yearly averages while average AECO and Henry Hub natural gas prices were higher.

	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	97.50	88.10	98.02	94.13
Natural gas
Canada
AECO (per MMBtu) (Cdn$)	3.53	3.20	3.18	2.39
United States
Henry Hub (per MMBtu) (US$)	3.85	3.40	3.73	2.75

Summary for the three months ended December 31, 2013:

●    Operating earnings (see “Additional GAAP Measures” in this news release) this quarter were $108 million, or 19% of revenue, compared to a loss of $105 million in 2012.  In the fourth quarter of 2012, we recorded a charge of $192 million related to the decommissioning of 52 drilling rigs, which reduced 2012 operating earnings.   Operating earnings for 2013 were positively impacted by the increase in activity in our international and U.S. operations offset by weaker demand for our Canadian completion and production services, when compared to the fourth quarter in 2012.

●   General and administrative expenses this quarter were $34 million, or $4 million higher than the fourth quarter of 2012 primarily because of the year to date true up of incentive compensation costs tied to the price of our common shares and operating results.

●   Net finance charges were $23 million, an increase of $1 million compared with the fourth quarter of 2012 due to the increase in average outstanding debt stated in Canadian dollars.

●   Average revenue per utilization day for contract drilling rigs in Canada increased in the fourth quarter of 2013 to $22,932 from the prior year fourth quarter of $21,997 and decreased in the United States to US$23,841 from US$25,465 for the fourth quarter of 2012.  The increase in revenue rates for the fourth quarter in Canada was due to rig mix in part from increased activity days from Tier 1 rigs compared to the prior year quarter as new build and upgraded rigs entered the fleet..  In the United States, the average daily rate was down from the prior year because of a reduction in turnkey activity.  Excluding turnkey results, the average U.S. contract drilling revenue per utilization day increased US$318 from the fourth quarter of the prior year.  In Canada, for the fourth quarter of 2013, 44% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 41% in the 2012 comparative period.  In the United States, for the fourth quarter of 2013, 62% of Precision’s utilization days were generated from rigs working under term contracts compared to 64% in the 2012 comparative period.  Turnkey revenue for the fourth quarter of 2013 was US$17 million, compared with US$32 million in the 2012 comparative period.  Within our Completion and Production Services segment, average hourly rates for service rigs were $878 in the fourth quarter of 2013 compared to $795 in the fourth quarter of 2012.  The increase in the average hourly rate was the result of an increase in coil tubing hours.

●   Average operating costs per utilization day for drilling rigs in Canada increased in the fourth quarter of 2013 to $10,391 from the prior year fourth quarter of $10,141 while in the United States costs decreased to US$14,150 in 2013 from US$16,103 in 2012.  The cost increase in Canada was primarily due to the October crew wage increase.  The cost decrease per day in the United States was primarily due to lower turnkey activity and cost efficiencies gained throughout the year.  Excluding turnkey results, the average U.S. contract drilling operating cost per utilization day decreased US$882 from the fourth quarter of the prior year.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $703 in the fourth quarter of 2013 as compared to $594 in the fourth quarter of 2012 primarily due to costs associated with coil tubing and fixed costs spread over a lower activity base.

●   Precision realized revenue from international contract drilling of $47 million in the fourth quarter of 2013, a $24 million increase over the prior year period.  During the fourth quarter of 2013, one rig contract in Mexico was terminated resulting in lump sum recognition of revenue of US$3 million with no associated costs.

●   Precision realized revenue from directional services of $31 million in the fourth quarter of 2013, a $4 million decrease from the prior year period.

●   Funds provided by operations (see “Additional GAAP Measures” in this news release) in the fourth quarter of 2013 were $156 million, an increase of $13 million from the prior year comparative quarter of $143 million.  The increase is the result of higher earnings for the quarter compared to last year.

●   During December 2013, all of Precision’s outstanding warrants were exercised providing proceeds to Precision of $48 million.

●   Capital expenditures for the purchase of property, plant and equipment were $123 million in the fourth quarter, a decrease of $64 million over the same period in 2012.  Capital spending for the fourth quarter of 2013 included $54 million for expansion capital, $30 million for upgrade capital and $39 million for the maintenance of existing assets and infrastructure spending.

Summary for the year ended December 31, 2013:

●   Revenue for 2013 was $2,030 million, a decrease of 1% from 2012.

●    Operating earnings were $306 million, an increase of $135 million or 79% from 2012.  Operating earnings were 15% of revenue in 2013 compared to 8% in 2012.  In 2012, we recorded a charge of $192 million related to the decommissioning of 52 drilling rigs, which reduced 2012 operating earnings.

●   General and administrative costs were $143 million, an increase of $16 million over 2012 primarily as a result of the increase in incentive compensation costs tied to the performance of Precision’s common shares and costs associated with administration of increased international and U.S. activities in 2013.

●   Net finance charges were $93 million, an increase of $6 million from 2012.  The increase is primarily due to the increase in average outstanding debt stated in Canadian dollars.

●   Funds provided by operations (see “Additional GAAP Measures” in this news release) in 2013 were $462 million, a decrease of $137 million from 2012.

●    Capital expenditures for the purchase of property, plant and equipment were $536 million in 2013 a decrease of $332 million over 2012.  Capital spending for 2013 included $282 million for expansion capital, $141 million for upgrade capital and $113 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue and, as of February 12, 2014, we have term contracts in place for an average of 57 rigs in Canada, 53 in the United States and eight internationally for the first quarter of 2014 and an average of 51 rig contracts in Canada, 41 in the United States and seven internationally for the full year.  In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access.  In most regions in the United States and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity
In the United States, our average active rig count in the quarter was 90 rigs, up three rigs over the fourth quarter in 2012 and up nine rigs over the third quarter of 2013.  We currently have 95 rigs active in the United States.

In Canada, our average active rig count in the quarter was 89 rigs, the same as the fourth quarter in 2012 and up six rigs over the third quarter of 2013.  We currently have 144 rigs active in Canada and expect the strength of drilling activity in the first quarter to be driven in large part by weather.  We expect to benefit from the fleet enhancements made over the past few years when compared to the prior year period.

Internationally, our average active rig count in the quarter was 11 rigs, up three rigs over the fourth quarter in 2012 and in line with the third quarter of 2013.  We currently have 11 rigs active internationally and expect our active rig count to grow over the next two quarters as two new build rigs for the Kuwait market are delivered late in the second quarter, and we see potential for additional rigs going to work in Mexico.

Industry Conditions
To date in 2014, drilling activity has been similar to this time last year for both Canada and the United States.  According to industry sources, as of February 7, 2014, the U.S. active land drilling rig count was up about 1% from the same point last year and the Canadian active land drilling rig count had decreased about 2%.  Despite the active industry rig count softness, demand for Tier 1 assets continues to be strong, benefiting drilling contractors, like Precision, with a high percentage of Tier 1 assets.

Canada has been experiencing an increase in natural gas and gas liquids drilling activity related to deep basin drilling in northwestern Alberta and northeastern British Columbia while the trend towards oil-directed drilling in the United States has continued in 2014.  To date in 2014, approximately 64% of the Canadian industry’s active rigs and 80% of the U.S. industry’s active rigs were drilling for oil targets, compared to 73% for Canada and 76% for the U.S. at the same time last year.

Capital Spending
Capital spending in 2014 is expected to be $515 million:

•
The 2014 capital expenditure plan includes $268 million for expansion capital, $195 million for sustaining and infrastructure expenditures, and $52 million to upgrade existing rigs.  We expect that the $515 million will be split $478 million in the Contract Drilling segment and $37 million in the Completion and Production Services segment.

•
Precision’s expansion capital plan includes 11 new build drilling rigs including six for Canada, two for the United States, two for Kuwait and one Super Triple ST1500 rig which will only be completed once a firm customer contract is secured.  The six rigs for Canada include five  ST-1500 rigs for northern gas and gas liquids drilling and one Precision Super Single for heavy oil development drilling.  The U.S. new builds consist of two ST-1500 rigs while in Kuwait two ST-3000 rigs are expected to be deployed late in the second quarter.  Additional expansion capital is allocated to equipment for Completion and Production Service, and long-lead items.

•	The 2014 capital plan includes 10 to 14 rig upgrades, four of which represent the completion of the 2013 rig upgrade program.

•
Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2014 and includes a technical and operational support centre in Nisku, Alberta along with regional support facilities and corporate systems.  The Nisku centre consolidates Precision’s existing Canadian operations and technical support centres and will contain a new employee training centre complete with a fully functional training rig equipped with the latest drilling technology.  The Nisku facility is expected to support Canadian operations for several decades, provide increased capacity and efficiency, and ensure that we continue to deliver services with highly skilled and well trained field personnel.  The portion of the 2014 budget allocated to this facility is approximately $30 million.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment, which includes the drilling rig, directional drilling, trucking, oilfield supply and manufacturing operations; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment operations.

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars)	2013	2012	% Change	2013	2012	% Change
Revenue:
Contract Drilling Services	484,349	452,104	7.1	1,719,910	1,725,240	(0.3)
Completion and Production Services	85,385	85,225	0.2	323,353	326,079	(0.8)
Inter-segment eliminations	(2,825)	(3,381)	(16.4)	(13,286)	(10,578)	25.6
	566,909	533,948	6.2	2,029,977	2,040,741	(0.5)

Adjusted EBITDA:(1)
Contract Drilling Services	200,271	172,169	16.3	653,664	649,281	0.7
Completion and Production Services	16,261	22,222	(26.8)	61,032	93,554	(34.8)
Corporate and Other	(18,788)	(17,365)	8.2	(75,863)	(72,043)	5.3
	197,744	177,026	11.7	638,833	670,792	(4.8)
(1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	484,349	452,104	7.1	1,719,910	1,725,240	(0.3)
Expenses:
Operating	273,107	270,804	0.9	1,019,156	1,036,553	(1.7)
General and administrative	10,971	9,131	20.2	47,090	39,406	19.5
Adjusted EBITDA(1)	200,271	172,169	16.3	653,664	649,281	0.7
Depreciation	79,687	78,327	1.7	292,217	271,993	7.4
Loss on asset decommissioning	-	192,469	(100.0)	-	192,469	(100.0)
Operating earnings (loss)(1)	120,584	(98,627)	n/m	361,447	184,819	95.6
Operating earnings (loss) as a percentage of revenue	24.9%	(21.8%)		21.0%	10.7%
Drilling rig revenue per utilization day in Canada (Cdn$)	22,932	21,997	4.3	22,108	21,030	5.1
Drilling rig revenue per utilization day in the United States(2) (US$)	23,841	25,465	(6.4)	23,575	23,696	(0.5)
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days.
n/m – calculation not meaningful

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	187	819	186	822
Drilling rig operating days (spud to release)	7,202	32,517	7,269	30,849
Drilling rig operating day utilization	42%	43%	39%	40%
Number of wells drilled	873	2,975	862	2,813
Average days per well	8.2	10.9	8.4	11.0
Number of metres drilled (000s)	1,489	6,301	1,435	5,856
Average metres per well	1,706	2,118	1,665	2,082
Average metres per day	207	194	197	190

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	187	819	186	822
Drilling rig operating days (spud to release)	26,983	120,043	28,848	124,319
Drilling rig operating day utilization	39%	40%	40%	42%
Number of wells drilled	3,211	10,903	3,085	10,753
Average days per well	8.4	11.0	9.4	11.6
Number of metres drilled (000s)	5,576	22,733	5,233	20,869
Average metres per well	1,736	2,085	1,696	1,941
Average metres per day	207	189	181	168
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	81	1,706	104	1,947
June 30	80	1,710	97	1,924
September 30	81	1,709	90	1,855
December 31	90	1,697	87	1,759
Annual average	83	1,705	95	1,871
(1) United States lower 48 land operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $484 million this quarter, or 7% higher than the fourth quarter of 2012, while adjusted EBITDA increased by 16% to $200 million.  The increases were mainly due to higher drilling rig utilization in our international business and in the United States as well as higher average dayrates in the Canadian market partially offset by lower turnkey activity in the United States.

Operating results for our international business improved as we averaged 11 rigs working compared to eight in the prior year comparative quarter.  Drilling utilization days in our international operations for the quarter were 1,052 days, 43% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the fourth quarter of 2013 were 8,201, a decrease of 1% compared to 2012 while drilling rig utilization days in the United States were 8,258, or 3% higher than the same quarter of 2012.  The increase in U.S. activity was primarily due to strong demand for Tier 1 assets and resulted in market share gains by Precision during the second half of the year.  The majority of our North America activity came from oil and liquids-rich natural gas related plays.

Drilling rig revenue per utilization day was up 4% in Canada and down 6% in the U.S. compared to the same quarter in 2012. The increase in average dayrates for Canada was the result of improved rig mix and continued demand for Tier 1 assets.  In the U.S., the decrease in the average dayrate was driven by lower turnkey revenue.

In Canada, 44% of utilization days in the fourth quarter were generated from rigs under term contract, compared to 41% in the fourth quarter of 2012.  In the U.S., 62% of utilization days were generated from rigs under term contract as compared to 64% in the fourth quarter of 2012.  At the end of the quarter, we had 57 drilling rigs under contract in Canada, 58 in the U.S. and 10 internationally.

Operating costs were 56% of revenue for the quarter, which was four percentage points lower than the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense.  In the U.S., operating costs for the quarter on a per day basis were down from the fourth quarter in 2012 as a result of proportionately lower turnkey activity and cost savings from operational efficiencies.

Depreciation expense in the quarter was 2% higher than in the fourth quarter of 2012 due to an increase in overall drilling activity and a greater proportion of operating days from our Tier 1 drilling rigs in 2013 relative to 2012.  With the exception of certain PSST drilling rigs and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	85,385	85,225	0.2	323,353	326,079	(0.8)
Expenses:
Operating	65,199	59,383	9.8	242,768	217,326	11.7
General and administrative	3,925	3,620	8.4	19,553	15,199	28.6
Adjusted EBITDA(1)	16,261	22,222	(26.8)	61,032	93,554	(34.8)
Depreciation	8,324	8,983	(7.3)	32,630	30,758	6.1
Operating earnings(1)	7,937	13,239	(40.0)	28,402	62,796	(54.8)

Operating earnings as a percentage of revenue	9.3%	15.5%		8.8%	19.3%

Well servicing statistics:
Number of service rigs (end of period)	222	214	3.7	222	214	3.7
Service rig operating hours	71,981	77,234	(6.8)	283,576	294,681	(3.8)
Service rig operating hour utilization	35%	38%		36%	38%
Service rig revenue per operating hour (Cdn$)	878	795	10.4	854	744	14.8
(1)	See “ADDITIONAL GAAP MEASURES”.

Revenue from Completion and Production Services was in line with the fourth quarter of 2012, as weaker demand in the Canadian market offset the expansion of services in the United States.  Activity in Canadian well servicing was down 16% but was offset by a 158% increase is U.S. well servicing activity and higher average hourly rates in both Canada and the United States.  Adjusted EBITDA was $6 million lower than the fourth quarter of 2012 due to weaker demand in Canada and higher costs in the United States.

Well servicing activity in the fourth quarter was 7% lower than the fourth quarter of 2012, as lower customer demand in Canada partially offset our growing U.S. presence. Approximately 83% of the fourth quarter service rig activity was oil related.  Our rental division activity in the fourth quarter was lower than the fourth quarter of 2012 mainly due to the excess amount of surface storage capacity in Western Canada.

Average service rig revenue per operating hour in the fourth quarter was $878, or $83 higher than the fourth quarter of 2012.  The increase was primarily the result of increased coil tubing operations in the current quarter, which operate at higher rates.

Operating costs as a percentage of revenue increased to 76% in the fourth quarter of 2013, from 70% in the fourth quarter of 2012. Operating costs per service rig operating hour were higher than in the fourth quarter of 2012 mainly because of the increase in costs associated with the new coil tubing operations and fixed costs spread over a lower activity base.

Depreciation in the fourth quarter of 2013 was 7% lower than the fourth quarter of 2012 because of lower equipment utilization and losses on disposal realized in the prior year comparative quarter. We use the straight-line method of calculating depreciation for our completion and production business lines, except for the well servicing division, where we use the unit of production method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments.  The Corporate and Other segment had an adjusted EBITDA loss of $19 million for the fourth quarter of 2013, $1 million higher than the prior year comparative period due to higher incentive plan compensation.

OTHER ITEMS

Net financial charges for the quarter were $23 million, an increase of $1 million from the fourth quarter of 2012.

We had a foreign exchange gain of $4 million during the fourth quarter of 2013 due to the weakening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income tax expense for the quarter was $20 million compared with a recovery of $61 million in the same quarter in 2012.  The increase is primarily the result of an increase in operating results.

In June 2013, a wholly owned subsidiary of Precision lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. Precision has appealed the decision to the Ontario Court of Appeal and we expect this appeal to be heard in the latter half of 2014. Despite the decision in the Superior Court, management believes it is more likely than not that Precision will prevail on appeal. Should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down.  We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions.  Term contracts on expansion capital for new build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity
As at December 31, 2013, our liquidity was supported by a cash balance of $81 million, an undrawn balance on our senior secured credit facility of approximately US$793 million availability on our operating facilities totaling approximately $40 million and approximately US$25 million available on a secured facility for letters of credit

At December 31, 2013, including letters of credit, we had approximately $1,394 million outstanding under our secured and unsecured credit facilities and $23 million in unamortized debt issue costs.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$850 million (extendible, revolving term credit facility with US$250 million accordion feature)	Drawn US$28 million and US$28 million in outstanding letters of credit	General corporate purposes	November 17, 2018
Operating facilities (secured)
$40 million	Undrawn, except $17 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn, except $0.2 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021

Our secured facility includes financial ratio covenants that are tested quarterly; we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is about 6.5%.

Hedge of investments in U.S. operations
We have designated our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the United States.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.  We recognize the effective amount of this hedge (net of tax) in other comprehensive income.  We recognize ineffective amounts (if any) in earnings.

Average shares outstanding
In December 2013, we issued 15 million shares upon the exercise of warrants for cash of $48 million.  The following table reconciles the weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Weighted average shares outstanding – basic	280,388	276,372	277,583	276,276
Effect of warrants	7,710	8,661	9,327	9,418
Effect of share options and other equity compensation plans	913	780	971	933
Weighted average shares outstanding – diluted	289,011	285,813	287,881	286,627

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
			2013
Quarters ended	March 31	June 30	September 30	December 31
Revenue	595,720	378,898	488,450	566,909
Adjusted EBITDA(1)	215,181	88,248	137,660	197,744
Net earnings:	93,313	473	29,443	67,921
Per basic share	0.34	0.00	0.11	0.24
Per diluted share	0.33	0.00	0.10	0.24
Funds provided by operations(1)	144,682	33,791	127,684	155,816
Cash provided by operations	62,948	182,345	88,341	94,452
Dividends per share	0.05	0.05	0.05	0.06

			2012
Quarters ended	March 31	June 30	September 30	December 31
Revenue	640,066	381,966	484,761	533,948
Adjusted EBITDA(1)	245,574	97,192	151,000	177,026
Net earnings (loss):	111,081	18,261	39,357	(116,339)
Per basic share	0.40	0.07	0.14	(0.42)
Per diluted share	0.39	0.06	0.14	(0.42)
Funds provided by operations(1)	247,739	62,373	146,124	142,576
Cash provided by operations	162,440	275,346	61,183	136,317
Dividends per share	-	-	-	0.05
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization) as reported in the Consolidated Statement of Earnings (Loss) is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings (Loss)
We believe that operating earnings (loss), as reported in the Consolidated Statements of Earnings (Loss), is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following: the payment of our declared first quarter dividend; the expected deployment of two additional rigs to Kuwait and our increased market penetration in Mexico; our plans to continue executing our High Performance, High Value strategy; our plans to leverage our scale in operations to promote consistent and reliable service and to reduce our operating costs; our ability to deliver new build and upgraded rigs to our customers on a timely basis; our plans to expand our international activity in existing theatres of operation, to grow our Canadian LNG drilling leadership position and to grow our Completion and Production Services segment in the U.S.; delivering increased returns for our investors; the expected weather impact on our Canadian drilling operations; our capital spending plans and projections including plans to expand our fleet with 11 new build drilling rigs and the upgrading of 10 to 14 existing rigs; the expected completion of our Nisku technical support centre and its future impact on our operational capabilities; the appeal process and potential liability arising from the income tax reassessment in Ontario of one of our wholly-owned subsidiaries; and our ability to remain compliant with our financial ratio covenants under our secured facility.

These forward‐looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund  Precision’s capital and operating requirements, as needed; sustainability of our dividend; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in our businesses; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward‐looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Precision or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward‐looking information and statements. Except as may be required by law, Precision assumes no obligation to update publicly any such forward‐looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2013	2012
Assets
Current assets:
Cash	$80,606	$152,768
Accounts receivable	549,697	509,547
Inventory	12,378	13,787
Total current assets	642,681	676,102
Non-current assets:
Income tax recoverable	58,435	64,579
Property, plant and equipment	3,561,734	3,242,929
Intangibles	3,917	6,101
Goodwill	312,356	310,552
Total non-current assets	3,936,442	3,624,161
Total assets	$4,579,123	$4,300,263

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$332,838	$333,893
Income tax payable	4,060	64,188
Total current liabilities	336,898	398,081

Non-current liabilities:
Share based compensation	14,431	8,676
Provisions and other	17,836	17,818
Long-term debt	1,323,268	1,218,796
Deferred tax liabilities	487,347	485,592
Total non-current liabilities	1,842,882	1,730,882

Shareholders’ equity:
Shareholders’ capital	2,305,227	2,251,982
Contributed surplus	29,175	24,474
Retained earnings (deficit)	88,416	(44,621)
Accumulated other comprehensive loss	(23,475)	(60,535)
Total shareholders’ equity	2,399,343	2,171,300
Total liabilities and shareholders’ equity	$4,579,123	$4,300,263

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2013	2012	2013	2012

Revenue	$566,909	$533,948	$2,029,977	$2,040,741
Expenses:
Operating	335,480	326,806	1,248,637	1,243,301
General and administrative	33,685	30,116	142,507	126,648
Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization	197,744	177,026	638,833	670,792
Depreciation and amortization	90,142	89,278	333,159	307,525
Loss on asset decommissioning	-	192,469	-	192,469
Operating earnings (loss)	107,602	(104,721)	305,674	170,798
Impairment of goodwill	-	52,539	-	52,539
Foreign exchange	(3,687)	(1,857)	(9,112)	3,753
Finance charges	23,328	22,107	93,248	86,829
Earnings (loss) before income taxes	87,961	(177,510)	221,538	27,677
Income taxes:
Current	14,681	23,416	45,017	70,576
Deferred	5,359	(84,587)	(14,629)	(95,259)
	20,040	(61,171)	30,388	(24,683)

Net earnings (loss)	$67,921	$(116,339)	$191,150	$52,360
Net earnings (loss) per share:
Basic	$0.24	$(0.42)	$0.69	$0.19
Diluted	$0.24	$(0.42)	$0.66	$0.18

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Net earnings (loss)	$67,921	$(116,339)	$191,150	$52,360
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	57,780	16,598	109,195	(32,878)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(36,855)	(10,228)	(72,135)	23,205
Comprehensive income (loss)	$88,846	$(109,969)	$228,210	$42,687

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Cash provided by (used in):
Operations:
Net earnings (loss)	$67,921	$(116,339)	$191,150	$52,360
Adjustments for:
Long-term compensation plans	4,231	4,293	20,708	19,350
Depreciation and amortization Loss on asset decommissioning Impairment of goodwill	90,142 - -	89,278 192,469 52,539	333,159 - -	307,525 192,469 52,539
Foreign exchange	(4,703)	(1,689)	(9,216)	4,403
Finance charges	23,328	22,107	93,248	86,829
Income taxes	20,040	(61,171)	30,388	(24,683)
Other	(3,345)	(1,019)	(3,754)	1,018
Income taxes paid	(6,651)	(3,088)	(109,326)	(10,403)
Income taxes recovered	1,674	108	3,761	721
Interest paid	(37,276)	(35,287)	(89,156)	(85,251)
Interest received	455	375	1,011	1,935
Funds provided by operations	155,816	142,576	461,973	598,812
Changes in non-cash working capital balances	(61,364)	(6,259)	(33,887)	36,474
	94,452	136,317	428,086	635,286
Investments:
Business acquisitions, net of cash acquired	-	-	-	(25)
Purchase of property, plant and equipment	(123,042)	(186,650)	(535,804)	(868,057)
Proceeds on sale of property, plant and equipment Changes in income tax recoverable	3,351 6,144	17,603 -	13,372 6,144	31,423 -
Changes in non-cash working capital balances	(26,690)	(31,052)	(10,247)	(93,462)
	(140,237)	(200,099)	(526,535)	(930,121)
Financing:
Dividends paid	(16,618)	(13,821)	(58,113)	(13,821)
Debt issue costs	-	-	(883)	(2,855)
Debt facility amendment costs	-	-	-	(149)
Increase in long-term debt	14,781	-	29,781	-
Issuance of common shares on the exercise of options	278	436	2,432	1,926
Issuance of common shares on the exercise of warrants	48,300	-	48,300	-
	46,741	(13,385)	21,517	(14,899)
Effect of exchange rate changes on cash and cash equivalents	(2,165)	3,094	4,770	(4,974)
Decrease in cash and cash equivalents	(1,209)	(74,073)	(72,162)	(314,708)
Cash and cash equivalents, beginning of period	81,815	226,841	152,768	467,476
Cash and cash equivalents, end of period	$80,606	$152,768	$80,606	$152,768

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	191,150	191,150
Other comprehensive income for the period	–	–	37,060	–	37,060
Dividends	–	–	–	(58,113)	(58,113)
Share options exercised	3,707	(1,275)	–	–	2,432
Shares issued on redemption of non-management directors DSUs	1,238	(1,031)	–	–	207
Warrants exercised	48,300	–	–	–	48,300
Share based compensation expense	–	7,007	–	–	7,007
Balance at December 31, 2013	$2,305,227	$29,175	$(23,475)	$88,416	$2,399,343

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	52,360	52,360
Other comprehensive loss for the period	–	–	(9,673)	–	(9,673)
Dividends	–	–	–	(13,821)	(13,821)
Share options exercised	3,050	(1,124)	–	–	1,926
Shares issued on redemption of non-management directors DSUs	706	(706)	–	–	–
Shares issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense	–	7,911	–	–	7,911
Balance at December 31, 2012	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300

FOURTH QUARTER 2014 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 13, 2014.

The conference call dial in numbers are 1-866-226-1793 or 416-340-2216.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until March 13, 2014 by dialing 1-800-408-3053 or 905-694-9451, passcode 5078039.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com